AB 4/12



UI
SECURITIESAN
Wash.

12061216

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/10 (MM/DD/YY) AND ENDING 11/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/12

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2011
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act,
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jefferies & Company, Inc. and Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the "Company") as of November 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries at November 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2012

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2011
(Dollars in thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 1,333,322
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	971,949
Financial instruments owned, at fair value, including securities pledged of $9,737,820	12,632,180
Securities borrowed	4,975,093
Securities purchased under agreements to resell	2,106,149
Receivables:	
Brokers, dealers, and clearing organizations	291,312
Customers	774,831
Fees, interest, and other	88,400
Due from affiliates	16,857
Premises and equipment, net	121,517
Goodwill	254,398
Deferred taxes	299,402
Other assets	168,211
Total assets	$ 24,033,621
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 4,345,472
Securities loaned	1,704,530
Securities sold under agreements to repurchase	8,909,391
Payables:	
Brokers and dealers	2,487,946
Customers	2,368,002
Due to Parent and affiliates	915,995
Accrued expenses and other liabilities	448,102
	21,179,438
Subordinated liabilities	1,000,000
STOCKHOLDER'S EQUITY:	
Class A Common Stock of $0.10 par value; authorized, issued, and outstanding 11,000 shares	1
Additional paid-in capital	1,103,039
Accumulated other comprehensive loss	(469)
Retained earnings	751,612
Total stockholder's equity	1,854,183
Total liabilities and stockholder's equity	$ 24,033,621

See Notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — The accompanying Consolidated Statement of Financial Condition include the accounts of Jefferies & Company, Inc. (the "Company") and its wholly owned subsidiary, Jefferies Insurance Holdings LLC, and all other entities in which it has a controlling financial interest. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a wholly owned subsidiary of Jefferies Group, Inc. (the "Parent"). The Company operates and is managed as a single business segment, that of an institutional securities broker-dealer, which provides several types of financial services, including sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities, as well as fundamental research and prime brokerage services. The Company provides investment banking services including securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC").

Merger with Jefferies Bache Securities, LLC — On July 1, 2011, the Parent acquired the Global Commodities Group from Prudential Financial, Inc. The purchase was accounted for under the purchase method of accounting. The Global Commodities Group included 100% of the equity interest in Prudential Bache Securities, LLC, subsequently renamed Jefferies Bache Securities, LLC, a registered broker dealer under the Act and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Effective November 23, 2011, Jefferies Bache Securities, LLC ("JBS LLC") merged into the Company, with the Company being the surviving entity. The merger of JBS LLC into the Company was deemed a transfer between entities under common control and therefore accounted for as a change in the Company effective July 1, 2011, the date the Parent acquired the Global Commodities Group. The merger was recorded as a capital contribution amounting to $4.3 million from the Parent.

The carrying value of the net assets of JBS LLC as of July 1, 2011 that were combined with the Company as a result of the merger were as follows (in thousands):

Assets	
Cash and cash equivalents	$ 3,392
Financial instruments owned, at fair value	553
Receivables from	
- brokers, dealers and clearing organizations	731
- customers	670
Finite-lived intangible customer relationships	1,200
Infinite-lived intangible customer relationships	1
Total assets	$ 6,547
Liabilities	
Due to affiliates	1,228
Accrued expenses and other liabilities	170
Deferred tax liability	343
Total liabilities	$ 1,741
Fair value of net assets acquired	$ 4,806
Purchase price	$ 4,314
Bargain purchase gain	$ 492

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These principles require management to make estimates and assumptions that may affect the amounts reported on the Consolidated Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill, legal reserves and the realisability of deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and have control. In addition, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, it applies the

equity method of accounting. See Note 8, Variable Interest Entities for further discussion on variable interest entities.

All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events — Management has evaluated events and transactions that occurred subsequent to November 30, 2011 through January 27, 2012, the date the Consolidated Statement of Financial Condition was issued, and determined there were no events or transactions during such period that would require recognition or disclosure in the Consolidated Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market funds not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Act, the Company as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are recorded in this caption.

Foreign Currency Translation — Assets and liabilities of its foreign subsidiary having non-U.S. dollar functional currencies are translated at exchange rates at the end of the year.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. To the extent that valuation is based on models or input that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of the fiscal year.

Valuation Process for Financial Instruments — Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the Company allows mid-market pricing and adjust to the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for

assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

See Note 4, Financial Instruments for a description of valuation techniques applied to the classes of financial instruments at fair value.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected on the Consolidated Statement of Financial Condition.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and loaned securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and loaned matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. The Company carries repos on a net basis by counterparty, when appropriate.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2011, furniture, fixtures, equipment and software amounted to $187.2 million and leasehold improvements amounted to $87.7 million. The related accumulated depreciation and amortization was $153.4 million as of November 30, 2011.

Goodwill — At least annually, and more frequently if warranted, the Company assesses whether goodwill has been impaired by comparing the estimated fair value of the reporting unit with its carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than carrying value, further analysis is necessary to determine the amount of impairment, if any. In estimating the fair value of the reporting unit we utilize methodologies that include the market capitalization approach, price-to-book multiples of comparable exchange traded companies and multiples of merger and acquisitions of similar businesses. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

The Company completed its annual test of goodwill impairment as of June 1, 2011. No goodwill impairment was identified. Due to the volatility in the financial services sector and equity markets in general, the global economic outlook and the common shares of the Parent trading below book value, the Company performed additional testing for goodwill impairment at November 30, 2011, which did not result in any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed annually, or more frequently when certain events or circumstances exist, for impairment. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset. Subsequent reversal of impairment losses is not permitted. Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition.

Income Taxes — The results of operations of the Company are included in the consolidated Federal, New York State, New York City and other state income tax returns filed by the Parent. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

Legal Reserves —In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, an accrual for the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on our consolidated results of operations, cash flows or financial condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the consolidated financial statements is not material.

Share-Based Compensation — The Parent issued restricted stock and restricted stock units ("RSUs") to the Company's employees under its Incentive Compensation Plan (the "Incentive Plan"), primarily in connection with employee year end compensation. The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other share-based awards pertaining to common stock of the Parent. For grants of restricted stock awards, employees are granted restricted shares of common stock subject to forfeiture. The Incentive Plan also allows for grants of restricted stock units. Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Parent's common stock. The terms of the awards granted in connection with year-end compensation stipulate that employees who terminate

their employment or are terminated without cause may continue to vest, so long as the awards are not forfeited as a result of the other forfeiture provisions of those awards (e.g. competition). The Parent has determined that the service inception date precedes the grant date for future restricted stock and restricted stock units granted as part of year end compensation, and, as such, the compensation expense associated with these awards is generally expensed by the Parent over the one year period prior to the grant date. In addition to year end compensation awards, the Parent grants restricted stock and restricted stock units to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized as compensation expense on a straight line basis over the related four years. Restricted stock and restricted stock units are granted to certain senior executives with both performance and service conditions. The Parent amortizes these awards granted to senior executives over the service period as we have determined it is probable that the performance condition will be achieved.

Other Compensation Plans – Employees participate in other compensation plans sponsored by the Parent. The Parent has an Employee Stock Purchase Plan ("ESPP") which is considered non-compensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible for the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll deduction and are used to purchase Parent common stock at 95% of the closing price of the Parent's common stock on the last day of the applicable session (monthly). The Parent has a Deferred Compensation Plan. Employees with annual compensation of $200,000 or more are eligible to defer compensation on a pre-tax basis by investing in Parent common stock at a discount or by specifying the return in other alternative investments. The Parent has a profit sharing plan, covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Securitization Activities — The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, that transfer is treated as a secured borrowing. The Company continues to recognize the assets of a secured borrowing in Financial instruments owned and recognize the associated financing in Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Recent Accounting Developments

Balance Sheet Offsetting Disclosures. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial

assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, we do not expect this guidance to affect the Company's financial condition.

Goodwill Testing. In September 2011, the FASB issued an ASU, Testing Goodwill for Impairment ("ASU 2011-08") to Topic 350, Intangibles – Goodwill and Other. The update outlines amendments to the two step goodwill impairment test permitting an entity to first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance will not affect the Company's financial condition.

Fair Value Measurements and Disclosures. In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective March 1, 2012 and will be applied prospectively. The adoption of this guidance will not have an impact on the Company's financial condition.

Reconsideration of Effective Control for Repurchase Agreements. In April 2011, the FASB issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The adoption of this guidance will not have an impact on the Company's financial condition.

3. CASH AND CASH EQUIVALENTS

The Company generally invests its excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments not held for resale and with original maturities of three months or less. The following are financial instruments, classified as cash and cash equivalents, that are deemed by the Company's management to be generally readily convertible into cash as of November 30, 2011 (in thousands):

Cash and cash equivalents:		
Cash in banks	$	134,942
Money market funds		1,198,380
Total cash and cash equivalents	$	1,333,322
Cash and securities segregated (1)	$	971,949

(1) Consists of deposits at exchanges and clearing organizations, as well as deposits in accordance with Rule 15c3-3 of the Act, which subjects the Company as a broker dealer carrying client accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

4. FINANCIAL INSTRUMENTS

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of November 30, 2011, by level within the fair value hierarchy (in thousands):

	Level 1 (1)	Level 2 (1)	Level 3	Counterparty and Cash Collateral Netting (2)	Total
Assets — financial instruments owned:					
Corporate equity securities	$ 625,369	$ 85,642	$ 7,438	$ —	$ 718,449
Corporate debt securities	1,000	1,671,166	28,489	—	1,700,655
Collateralized debt obligations	—	38,501	9,533	—	48,034
U.S. government and federal agency securities	5,417,705	266,460	—	—	5,684,165
Municipal securities	—	582,498	6,904	—	589,402
Sovereign obligations	—	96,022	140	—	96,162
Residential mortgage-backed securities	—	2,920,064	134,858	—	3,054,922
Commercial mortgage-backed securities	—	576,559	40,152	—	616,711
Other asset-backed securities	—	22,790	1,000	—	23,790
Loans and other receivables	—	—	756	—	756
Derivatives	574,014	4,381	—	(497,280)	81,115
Investments, at fair value	—	39	17,980	—	18,019
Total financial instruments owned	$ 6,618,088	$ 6,264,122	$ 247,250	$ (497,280)	$ 12,632,180
Liabilities — financial instruments sold, not yet purchased:					
Corporate equity securities	$ 839,054	$ 60,635	$ —	$ —	$ 899,689
Corporate debt securities		1,226,479	74	—	1,226,553
U.S. government and federal agency securities	2,032,090	9,686	—	—	2,041,776
Municipal securities	—	90	—	—	90
Sovereign obligations	—	102,169	—	—	102,169
Residential mortgage backed securities	—	50,517	—	—	50,517
Loans	—	16,807	—	—	16,807
Derivatives	498,060	896	6,195	(497,280)	7,871
Total financial instruments sold, not yet purchased	$ 3,369,204	$ 1,467,279	$ 6,269	$ (497,280)	$ 4,345,472

(1) There were no significant transfers between Level 1 and Level 2 for the year ended November 30, 2011.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The Company elected to apply the fair value option to loans and loan commitments. Loans and investments, at fair value are included in Financial instruments owned and loan commitments are included in Financial instruments sold, not yet purchased on the Consolidated Statement of Financial Condition. Cash and cash equivalents, the cash component of Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations, Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers and dealers, and Payables – Customers, are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.
- Non-exchange Traded Equity Securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the Company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).
- Equity warrants: Non-exchange traded equity warrants are generally classified within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using broker quotations and pricing service data from external providers, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not

available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are classified within Level 3 of the fair value hierarchy and comprise a limited portion of the Company's corporate bonds.

- High Yield Corporate and Convertible Bonds: A significant portion of the Company's high yield corporate and convertible bonds are classified within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing service data from external providers, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are classified in Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.
- Auction Rate Securities: Auction rate securities ("ARS") included within corporate debt securities include ARS backed by pools of student loans and auction rate preferred securities issued by closed end mutual funds. ARS are measured using market data provided by external service providers, as available. The fair value of ARS is also determined by benchmarking to independent market data and adjusting for projected cash flows, level of seniority in the capital structure, leverage, liquidity and credit rating, as appropriate. ARS are classified within Level 3 of the fair value hierarchy based on the Company's assessment of the transparency of the external market data received.

Collateralized Debt Obligations

Collateralized debt obligations are measured based on valuations received from third party brokers and classified within Level 2 or Level 3 of the fair value hierarchy based on the observability of the pricing inputs used.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.
- U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services. Non-callable U.S. agency securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. agency securities are classified within Level 2.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external data providers and generally classified within Level 2 of the fair value hierarchy.

Sovereign Obligations

- G-7 Government and non-G-7 Government Bonds: G-7 government and non-G-7 government bonds are measured based on quoted market prices obtained from external pricing services. G-7 government bonds are categorized within Level 1 of the fair value hierarchy and non-G-7 government bonds are generally categorized within Level 2.
- Emerging Market Sovereign Debt Securities: Valuations are primarily based on market price quotations from external data providers, where available, or recently executed independent transactions of comparable size. To the extent market price quotations are not available or recent transactions have not been observed, valuation techniques incorporating foreign currency curves, interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value. Emerging market sovereign debt securities are generally classified within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities: Agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations, interest-only and principal-only securities and to-be-announced securities and are generally measured using market price quotations from external data providers and categorized within Level 2 of the fair value hierarchy.
- Agency Residential Inverse Interest-Only Securities ("Agency Inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. The Company uses prices observed for recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency inverse IOs are categorized within Level 2 of the fair value hierarchy. The Company also uses vendor data in developing assumptions, as appropriate.
- Non-Agency Residential Mortgage-Backed Securities: Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities: Government National Mortgage Association ("GNMA") project loan bonds and Federal National Mortgage Association DUS mortgage-backed securities are generally measured by using prices observed for recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.
- Non-Agency Commercial Mortgage-Backed Securities: Non-agency commercial mortgage-backed securities are measured using pricing data obtained from third party services and prices observed for recently executed market transactions and are categorized within Level 2 and Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include, but are not limited to, securities backed by auto loans, credit card receivables and student loans and are primarily categorized within Level 2 of the fair value hierarchy. Valuations are determined using pricing data obtained from third party services and prices observed for recently executed market transactions.

Loans and Other Receivables

Loans and other receivables include corporate loans which are categorized within Level 2 of the fair value hierarchy and are measured based on market price quotations from external data providers where sufficient observability exists as to the extent of market transaction data supporting the pricing data. Corporate loans categorized within Level 3 are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.
- OTC Derivative Contracts: OTC derivative contracts are generally valued using a model, whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted

markets. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given the observability of the inputs to the valuation models.

OTC options include OTC equity options measured using a Black-Scholes model with key inputs impacting the valuation including the underlying security or commodity price, implied volatility, dividend yield, interest rate curve, credit spreads, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts which incorporate observable inputs related to interest rate curves, and valuations of the Company's foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments, at Fair Value

Investments at fair value include investments in hedge funds, fund of funds and private equity funds, which are measured based on the net asset value of the funds provided by the fund managers and categorized within Level 3 of the fair value hierarchy. Additionally, investments at fair value include direct equity investments in private companies, which are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the Company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy. The following tables provide further information about the Company's investments in entities that have the characteristics of an investment company at November 30, 2011 (in thousands):

	Fair Value [e]	Unfunded Commitments
Equity Long/Short Hedge Funds [a]	$ 8	$ -
High Yield Hedge Fund[b]	458	-
Fund of Funds[c]	11	-
Private Equity Funds[d]	6,430	1,900
Total[f]	$ 6,907	$ 1,900

(a) This category includes an investment in a hedge fund that invests in foreign technology equity securities, which has no redemption provisions. Distributions are received through the liquidation of the underlying assets of the fund, which is estimated to be within one to two years.

(b) This category includes investments in a hedge fund that invests in U.S. public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt, private equity investments and emerging markets debt. There are no redemption provisions and distributions are received through the liquidation of the underlying assets of the funds. This fund is currently in liquidation; however, the Company is unable to estimate when the underlying assets will be fully liquidated.

(c) This category includes investments in fund of funds that invest in various private equity funds. The investments in this category have been redeemed; however, the Company is unable to estimate when the remaining funds will be received.
(d) This category includes investments in private equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. These investments can never be redeemed; distributions are received through the liquidation of the underlying assets of the funds and are expected to liquidate in one to ten years.
(e) Fair value has been estimated using the net asset value derived from each of the funds' capital statements.
(f) Investments at fair value on the Consolidated Statement of Financial Condition at November 30, 2011 include $11.1 million of direct investments which are not investment companies and therefore are not part of this disclosure table.

Pricing Information

Pricing information obtained from external data providers may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. The Company has a formalized process whereby it challenges the appropriateness of pricing information obtained from data providers and pricing services in order to validate the data for consistency with the definition of a fair value exit price. The process includes understanding and evaluating the service providers' valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities (excluding auction rate securities), and loans, to the extent pricing services or broker quotes are utilized in the valuation process, the vendor services are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, the independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, the Company considers pricing data from multiple service providers as available, as well as compare pricing data to prices the Company has observed for recent transactions, if any, in order to corroborate our valuation inputs.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial

instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value on the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased net of cash paid or received under credit support agreements and on a net counterparty basis when a legal right to offset exists under a master netting agreement. Acting in a trading capacity, the Company may enter into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Financial Instruments and Note 14, Commitments and Guarantees for additional disclosures about derivative instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, the Company may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies. In connection with its derivative activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table presents the fair value and related number of derivative contracts at November 30, 2011 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged (dollars in thousands):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts	$ 3,344	37,937	$ 1,655	47,330
Foreign exchange contracts	1,395	629	896	212
Equity contracts	570,600	2,082,119	501,376	1,876,514
Credit contracts	3,056	16	1,224	1
Total	578,395	2,120,701	505,151	1,924,057
Counterparty/cash-collateral netting	(497,280)		(497,280)	
Total	$ 81,115		$ 7,871	

The table below sets forth the remaining contract maturity of the fair value of OTC derivative assets and liabilities as of November 30, 2011 (in thousands):

	OTC Derivatives (3)				
	Assets (1)		Liabilities (2)		
	0-12 months	Total	0-12 months	1-5 years	Total
Foreign exchange forwards	$ 1,395	$ 1,395	$ 896	$ —	$ 896
Fixed income forwards	3,056	3,056	—	—	—
Equity options	—	—	—	4,972	4,972
Total	$ 4,451	$ 4,451	$ 896	$ 4,972	$ 5,868

(1) At November 30, 2011, the Company held exchange-traded derivative assets of $76.7 million.
(2) At November 30, 2011, the Company held exchange-traded derivative liabilities and other credit enhancements of $2.0 million.
(3) Derivative fair values include counterparty netting within product category.

At November 30, 2011, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

A or higher	$ 421
B to BBB	3,216
Unrated	814
Total	$ 4,451

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs.-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in

economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company also monitors the fair value of the securities loaned and borrowed on a daily basis and requests additional collateral or the return of excess collateral, as appropriate.

The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition.

The Company receives securities as collateral under resale agreements, securities borrowed transactions, derivative transactions and customer margin loans. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into security lending or derivative transactions or cover short positions. At November 30, 2011, the approximate fair value of securities received as collateral that can be sold or repledged by the Company was approximately $14,400.1 million. At November 30, 2011, a substantial portion of the securities received had been sold or repledged.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral rather than cash. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities on the Consolidated Statement of Financial Condition. The securities pledged as collateral under these transactions are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition.

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. In its securitization activities, the Company uses special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests issued to investors by the SPE. A significant portion of the securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. The Company's securitization vehicles generally meet the criteria of variable interest entities; however, it generally does not consolidate the securitization vehicles as it is not considered the primary beneficiary for these vehicles. See Note 8, Variable

Interest Entities for further discussion on variable interest entities and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales provided it has relinquished control over the transferred assets. If the Company has not relinquished control over the transferred assets, the assets continue to be recognized in Financial instruments owned and a corresponding secured borrowing is recognized in Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition. Transferred assets are carried at fair value prior to securitization.

The Company generally receives cash proceeds in connection with the transfer of assets as the security interests issued by the securitization vehicles are sold to investors. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities). Retained interests are accounted for at fair value and included within Financial instruments owned on the Consolidated Statement of Financial Condition.

The following table presents activity related to the Company's securitization activities that were accounted for as sales in which it had continuing involvement (in millions):

	Year Ended November 30, 2011	
Transferred assets	$	12,344.2
Proceeds on new securitizations	$	12,403.8
Cash flows received on retained interests	$	103.6

Assets received as proceeds in the form of mortgage-backed-securities issued by the securitization vehicles have been initially categorized as Level 2 within the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Summary of Significant Accounting Policies, and Note 4, Financial Instruments.

The Company has not provided financial or other support to these securitization vehicles during the year ended November 30, 2011. Further, the Company has no explicit or implicit arrangements to provide additional financial support to these securitization vehicles and has no liabilities related to these securitization vehicles at November 30, 2011.

Although not obligated, the Company may make a market in the securities issued by these securitization vehicles in connection with its secondary market-making activities. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in the securitization vehicles, although the securities are included in Financial

instruments owned – Mortgage- and asset-backed securities on the Company's Consolidated Statement of Financial Condition.

The following table summarizes the Company's retained interests in SPEs where it, acting as transferor, has transferred assets where it has continuing involvement and for which it received sale accounting treatment.

- Assets retained in connection with securitization represent the fair value of the securities of one or more tranches of the securitization and the Company's risk of loss is limited to this fair value amount.
- The Company does not have any derivative contracts executed in connection with these securitization activities.
- The total asset represents the unpaid principal amount of assets in the securitization vehicles in which the Company has continuing involvement and is presented to provide information regarding the size of the securitization, and is not considered representative of the risk of potential loss associated with the securitizations.

(in millions)	As of November 30, 2011	
Securitization Type	Total Assets	Assets Retained
U.S. Government agency residential mortgage-backed securities	$ 7,968.0	$ 517.9 [(1)]
U.S. Government agency commercial mortgage-backed securities	2,574.3	49.9 [(1)]

(1) A significant portion of these securities have been subsequently sold in secondary-market transactions to third parties. As of January 13, 2012, the Company continues to hold approximately $248.3 million and $27.6 million of these Residential mortgage-backed securities and Commercial mortgage-backed securities, respectively.

8. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and continues to reassesses whether it is the primary beneficiary of the VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment by management. In determining whether the Company has the power to direct the VIE's most significant activities, the Company first identifies the activities of the VIE that most significantly impact its economic performance. The considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks

passed through to investors. The Company then assesses whether it has the power to direct those significant activities. The considerations in determining whether the Company has the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/ or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where it has determined that the power over a VIE's most significant activities is shared, the Company assessed whether it is the party with the power over the majority of the significant activities. If the Company is the party with the power over the majority of the significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interests are significant to a VIE requires significant judgment. In determining the significance of its variable interests, the Company considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

At November 30, 2011, the Company held variable interests in VIEs in which it was not the primary beneficiary as it did not have the power to direct the activities that most significantly impact their economic performance and therefore, has not consolidated these VIEs. Further, the Company has not provided financial or other support to these VIEs during the year ended November 30, 2011 and it has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at November 30, 2011.

The following table present information about nonconsolidated VIEs in which the Company had variable interests aggregated by principal business activity. The tables include VIEs where the Company has determined that the maximum exposure to loss is greater than specific thresholds, or meets certain other criteria. A substantial portion of the variable interests in mortgage- and asset-backed VIEs are sponsored by unrelated third parties and consist entirely of mortgage-backed securities purchased or retained in connection with the Company's market making activities.

(in millions)	As of November 30, 2011 Financial Statement Carrying Amount	Maximum exposure to loss	VIE Assets [1]
Agency mortgage- and asset-backed securitizations	$ 1,410.9 [2]	$ 1,410.9 [3]	$ 6,523.0
Non-agency mortgage- and asset-backed securitizations	467.4 [2]	467.4 [3]	39,399.4
High Yield	-	-	1,393.4
Total	$ 1,878.3	$ 1,878.3	$ 47,315.8

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at November 30, 2011 and represents the underlying assets that provide the cash flows supporting the Company's variable interests

(2) Consists of debt securities accounted for at fair value, which are included within Financial instruments owned.

(3) The maximum exposure to loss in these non-consolidated VIEs is limited to the Company's investment, which is represented by the financial statement carrying amount of our purchased or retained interest.

Mortgage- and Asset-Backed Vehicles. In connection with the Company's trading and market-making activities, it buys and sells mortgage- and asset-backed securities. Mortgage- and asset-backed securities issued by securitization entities are generally considered variable interests in VIEs. In addition to the agency mortgage- and asset-backed securities of $1,410.9 million and non-agency mortgage- and asset-backed securities of $467.4 million at November 30, 2011 presented in the above table, the Company owned additional securities issued by securitization SPEs. These additional securities were acquired in connection with the Company's secondary market-making activities and our securitization activities. Total securities issued by securitization SPEs at November 30, 2011 consist of the following (in millions):

Variable interests in agency mortgage- and asset-backed securitizations	$ 1,410.9
Variable interests in nonagency mortgage- and asset-backed securitizations	467.4
Additional securities in connection with trading and market-making activities:	
Residential mortgage-backed securities	$ 1,315.5
Commercial mortgage-backed securities	530.3
Collateralized debt obligations	5.5
Other asset-backed securities	13.9
Total mortgage- and asset-backed securities on the Consolidated Statement of Financial Condition	$ 3,743.5

High Yield. The Company holds variable interests in Jefferies High Yield Holdings, LLC ("JHYH"), Jefferies Special Opportunities Partners, LLC ("JSOP") and Jefferies Employees Special Opportunities Partners, LLC ("JESOP"). JHYH conducts the high yield secondary market trading activities of the Parent. JSOP and JESOP are investors in JHYH. The Parent is the primary beneficiary of JHYH, JSOP and JESOP and accordingly consolidates these entities.

The Company holds the Series A nonvoting interest of JHYH, which entitles it to a 20% carried interest of the earnings of JHYH, after adjustments for prior period net losses. The Company is the Class B member of JSOP and JESOP, which entitles it to a 20% carried interest of the earnings of these entities, after adjustments for prior period net losses and carried interest allocated to it by JHYH. At November 30, 2011, the carrying value of its interests in JHYH, JSOP and JESOP was approximately $1,000, which is accounted for under the equity method and included in Other assets on its Consolidated Statement of Financial Condition. The Company's exposure to loss is limited to the carrying value of its interests in JHYH, JSOP and JESOP.

9. RECEIVABLE FROM, AND PAYABLE TO, BROKERS AND DEALERS

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of November 30, 2011 (in thousands):

	Receivable	Payable
Securities failed to deliver/receive	$ 205,559	$ 145,159
Receivable from trades in process of settlement, net	6,537	466
Receivable from/payable to clearing organizations	20,994	2,342,321
Futures margin from affiliates and brokers	57,056	-
Other	1,166	-
	$ 291,312	$ 2,487,946

10. OTHER INTANGIBLE ASSETS

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets and weighted average amortization period as of November 30, 2011 (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Exchange and clearing organization membership interests and registrations	$ 1	$ -	$ 1	N/A
Customer relationships	4,732	(1,541)	3,191	6.0
Other	100	(8)	92	13.8
	$ 4,833	$ (1,549)	$ 3,284	

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2011, the Company had outstanding borrowings of $1,000.0 million from the Parent under two subordinated loan agreements. The subordinated loan agreements, each for $500.0 million, and dated December 7, 2009 and May 20, 2011, are for a 5 year term and will automatically extend for additional one year periods, unless terminated. Amounts borrowed under these subordinated loan agreements bear interest at 9% annually.

All subordinated liabilities of the Company have been approved by the FINRA and therefore are available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

12. EMPLOYEE BENEFIT PLANS

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 49% equities, 49% fixed income and 2% other securities at November 30, 2011. Effective December 31, 2005, benefits under the pension plan have been frozen.

The Company participates in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

13. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company files a consolidated U.S. Federal and state combined or unitary income tax returns with its Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

The Company accounts for income taxes on a separate-company basis, with benefit for losses provided to the extent that the consolidated tax liability for any year has been decreased by reason of the inclusion of the Company in the consolidated or combined tax return.

At November 30, 2011, the Company had a current income tax payable of $241,000 to the Parent, which is included in Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Deferred income taxes are provided for the effect of temporary differences between the tax basis of an asset or liability and the Company's reported amount on the Consolidated Statement of Financial

Condition. The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at November 30, 2011, are presented below (in thousands):

Deferred tax assets:	
Compensation	$ 365,448
Other	4,698
Total deferred tax assets	370,146
Deferred tax liabilities:	
Amortization of goodwill	(45,166)
Premises and equipment	(9,845)
Other	(15,733)
Total deferred tax liabilities	(70,744)
Net deferred tax asset	$ 299,402

Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance for deferred tax assets is required at November 30, 2011.

The following table presents a reconciliation of gross unrecognized tax benefits for the year ended November 30, 2011 (in thousands):

Balance — December 1, 2010	$ 50,987
Increases for tax positions related to current period	14,040
Increases for tax positions related to prior period	11,069
Decreases for tax positions related to prior period	(1,808)
Decreases related to settlements with taxing authorities	(120)
Balance — November 30, 2011	$ 74,168

The total amount of unrecognized benefits that, if recognized, would affect the effective tax rate is $47.8 million (net of Federal benefit of state issues) at November 30, 2011. During the year ended November 30, 2011, the Company recognized approximately $2.8 million in interest expense. As of November 30, 2011, the Company recognized accrued interest related to unrecognized tax benefits of approximately $7.7 million.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition.

It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire. These events could have the combined effect of reducing the November 30, 2011 balance of unrecognized tax benefits by $20.6 million, whether resolution results in payment or recognition. It is also reasonably possible that the balance of

unrecognized tax benefits could increase significantly during the next twelve months for tax positions related to that period.

The table below summarizes the earliest tax years that are subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
California	2004
Connecticut	2000
Massachusetts	2006
New Jersey	2007
New York State	2001
New York City	2003

14. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at November 30, 2011 (in millions):

	Expected Maturity Date					
	2012	2013	2014 and 2015	2016 and 2017	2018 and Later	Notional/ Maximum Payout
Equity commitments	$ 0.6	$ -	$ 1.0	$ -	$ 0.3	$ 1.9
Loan commitments	-	-	43.4	-	-	43.4
Mortgage-related commitments	370.6		990.2	-	-	1,360.8
Forward starting repos	424.3	-	-	-	-	424.3
Total	$ 795.5	$ -	$ 1,034.6	$ -	$ 0.3	$ 1,830.4

Equity Commitments — On May 12, 2005, the Company committed to invest an aggregate of $1.5 million in JCP Partners IV LLC and its related parallel funds. As of November 30, 2011, the Company had funded approximately $1.4 million of its aggregate commitment leaving $0.1 million unfunded.

As of November 30, 2011, the Company had commitments to invest up to $1.8 million in various other investments.

Loan Commitments —At November 30, 2011, the Company has agreed to purchase a loan from an affiliate should the Company be unable to syndicate this loan for no loss to the affiliate. The amount committed totals $43.4 million.

Mortgage-Related Commitments — The Company enters into forward contracts to purchase mortgage participation certificates and mortgage-backed securities as part of its securitization activities. The mortgage participation certificates evidence interests in mortgage loans insured by the Federal Housing Administration and the mortgage-backed securities are insured or guaranteed by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae"). The fair value of mortgage-related commitments recorded on the Consolidated Statement of Financial Condition was $75.1 million at November 30, 2011.

Forward Starting Repurchase Agreements — The Company enters into commitments to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government, agency and municipal securities.

Leases — As lessee the Company leases certain premises and equipment under non-cancelable agreements expiring at various dates through November 30, 2022, which are operating leases. At November 30, 2011, future minimum aggregate annual lease payments for all non-cancelable operating leases for fiscal years ended November 30, 2012 through 2016 and the aggregate amounts thereafter, are as follows (in thousands):

	Gross	Sub-Leases	Net
2012	$ 46,164	$ 5,458	$ 40,706
2013	44,259	5,437	38,822
2014	39,593	4,988	34,605
2015	18,600	2,372	16,228
2016	15,990	2,221	13,769
Thereafter	73,645	300	73,345

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written equity put options, written currency contracts, and interest rate caps, floors and swaptions. On certain of these contracts, such as written interest rate caps and foreign currency options, the maximum payout cannot be quantified since the increase in interest or foreign exchange rates are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts. At November 30, 2011, the maximum payout value of derivative contracts deemed to meet the definition of a guarantee was approximately $7,458.9 million. It is however management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2011, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $211.0 million. The derivative contracts deemed to meet the definition of a guarantee under U.S. GAAP are before

consideration of hedging transactions. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2011 (in millions):

	Expected Maturity Date					
	2012	2013	2014 and 2015	2016 and 2017	2018 and Later	Notional/ Maximum Payout
Derivative contracts - non-credit derivatives	$ 7,293.7	$ 164.0	$ 1.2	$ -	$ -	$ 7,458.9

Other Guarantees — The Company is a member of numerous exchanges and clearing houses. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, at November 30, 2011, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these guarantees.

15. RELATED PARTY TRANSACTIONS

Amounts outstanding to and from related parties are reflected on the Consolidated Statement of Financial Condition as set forth below (in thousands):

	Assets	Liabilities
Amounts due from/ due to Parent	$ —	$ 652,779
Amounts due from/ due to Affiliates	16,857	263,216
	$ 16,857	$ 915,995

In the ordinary course of business, the Company obtains advances from the Parent which are generally payable on demand. Management believes amounts arising through related party

transactions are reasonable and approximate amounts that would have been recorded if it operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

Trading, clearance and administrative activities — The Company has entered into expense sharing agreements with Jefferies International Limited ("JIL") (a wholly owned subsidiary of the Parent), Jefferies High Yield Trading, LLC, ("JHYT") an indirectly consolidated subsidiary of the Parent, Jefferies Execution Services, Inc. ("JefEx") (a wholly owned subsidiary of the Parent), Jefferies Finance, LLC ("JFin"), Jefferies Mortgage Finance, Inc. (a wholly owned subsidiary of the Parent), and Jefferies Capital Partners, LLC ("JCP") The agreements govern the services provided and reimbursements thereof. Additionally, the Company has executed clearing and execution agreements with JefEx and JIL.

The Company provides clearing and administrative services to JefEx. JefEx provides execution services to the Company.

The Company provides trading, clearing, and general and administrative services to and which are reimbursed by JHYT Under a service agreement, the Company provides JFin with certain administrative. In addition, the Company engages in debt capital markets transactions with JFin related to the originations of loans by JFin. Further, during the twelve months ended November 30, 2011, the Company purchased participation certificates in loans originated by JFin of $477.2 million, which were subsequently redeemed in full during the same period.

The Company executes securities lending transactions with JHYT and JIL related to its securities lending business. At November 30, 2011, approximately $87.1 million of securities borrowed and $287.7 million of securities loaned on the Consolidated Statement of Financial Condition were with these affiliates.

In 2011, the Company entered into a clearing arrangement with Jefferies Bache, LLC ("Jefferies Bache") an indirectly wholly-owned subsidiary of the Company's Parent. Under the arrangement, Jefferies Bache executes and clears futures trades for the Company. At November 30, 2011, the Company had a margin deposit of $32.3 million with Jefferies Bache.

In connection with its sales and trading activities, from time to time the Company makes a market in long-term debt securities of the Parent. (i.e., the Company buys and sells debt securities issued by its Parent). At November 30, 2011, approximately $9.2 million and $37.1 million of debt securities issued by the Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, on the Consolidated Statement of Financial Condition.

Berkadia Commercial Mortgage, LLC — At November 30, 2011, the Company had commitments to purchase $272.7 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia National Corporation, a significant shareholder of the Parent.

Dividend payments — The Company paid a dividend to the Parent of $250.0 million during the year ended November 30, 2011; such payment was approved by FINRA.

Stock Compensation Plans — The Company's employees participate in the share-based compensation plans of the Parent. The plans allow awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other stock based awards. The compensation expense attributed to the Company associated with awards under these plans are reflected as Compensation and benefits expense in the Consolidated Statement of Earnings, with a corresponding amount recorded in Due to Parent and affiliates on the Consolidated Statement of Financial Condition.

For 2011, the Parent offered employees of the Company the option to receive the stock portion of their year-end compensation in the form of either shares or cash, with the cash amount being equal to 75% of the grant-date amount of the stock that an employee would otherwise receive.

Employee brokerage accounts and loans — During the year ended November 30, 2011, the brokerage accounts of the Company's employees, officers and directors were transferred to a third party broker. At November 30, 2011, the Company had $32.5 million of loans outstanding to its employees that are included in Other assets on the Consolidated Statement of Financial Condition.

16. REGULATORY CAPITAL REQUIREMENT

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the SEC Rule 15c3-1, Regulation 1.17 of the CFTC and the net capital rule of FINRA. The Company is required to maintain minimum net capital, as defined under Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. Additionally, under Regulation 1.17 of the CFTC, the Company is required to maintain minimum net capital of the greater of $1.0 million or the capital required under Rule 15c3-1. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items.

At November 30, 2011, the Company had net capital, as defined under such rules, of $931.3 million which was approximately 43% of aggregate debit items and exceeded the minimum regulatory net capital requirement of $47.8 million by $883.5 million.

The Company performs the computation of assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 under the Act (Customer protection), so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2012

The Board of Directors of
Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022

In planning and performing our audit of the consolidated financial statements of Jefferies & Company, Inc. and subsidiaries (the "Company") as of and for the year ended November 30, 2011 (on which we issued our report dated January 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 for making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP